PROSKAUER ROSE LLP

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March 29, 2007

United States Securities and Exchange Commission (the "Commission")

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Mr. Michael Pressman

Re: 60 East 42nd St. Associates L.L.C.

Schedule TO-T filed on March 8, 2007

by Wien & Malkin 60 East 42nd St. Acquisition L.L.C.

File No. 005-082269

Dear Mr. Pressman:

This letter is furnished on behalf of the filing persons pursuant to the Schedule TO/A dated March 8, 2007 in response to your letter dated March 21, 2007 to Arnold Jacobs of Proskauer Rose LLP.

For your convenience, your comments are set forth below, followed by our responses.

General

1. Please identify Wien & Malkin LLC as a filing person or explain why such identification would be inappropriate.

The Schedule TO has been amended to add Wien & Malkin LLC as a filing person.

Acceptance for Payment and Payment

2. Please note that payment may be delayed in anticipation of governmental regulatory approvals, not to effect compliance with the conditions of the offer, unless the offer has been extended. Please revise the first two sentences of this section accordingly.

The Schedule TO has been revised in accordance with your comments.

Certain U.S. Federal Tax Consequences

3. Investors are entitled to know about the material tax consequences, and not just "certain tax consequences," concerning the tender offer. See Item 100(a)(xii). Accordingly, please revise the headings and disclosure in this section to clarify that the discussion summarizes the material tax consequences regarding the tender offer.

The Schedule TO has been revised in accordance with your comments.

4. Please delete the IRS Circular 230 disclaimer. Investors are entitled to rely upon your disclosure.

The Schedule TO has been revised in accordance with your comments.

Conditions

5. We note your statement that your determination regarding the conditions "will be final and binding." This statement creates the impression that holders have no legal recourse regarding the terms of the offer. Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all persons. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

The Schedule TO has been revised in accordance with your comments.

In addition, enclosed herewith is a statement from each of the filing persons acknowledging:

    each filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

    staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

    no filing person may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss any aspect of this letter with you further.

Sincerely,

/s/ Arnold Jacobs

___________________

Arnold Jacobs, Esq.

Proskauer Rose LLP